****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

****

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44222

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Belle Haven Investments, L.P.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

800 Westchester Avenue, Suite N607
(No. and Street)

Rye Brook	NY	10573
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Menna	914-816-4627	mennam@bellehaven.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Menna, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Belle Haven Investments, L.P., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us

Report of Independent Registered Public Accounting Firm

Partners
Belle Haven Investments, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Belle Haven Investments, L.P. (the Company) as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

Woodbury, New York
March 30, 2026

Belle Haven Investments, L.P.
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	17,969,573
Receivable from clearing broker, net		5,143,030
Management fees receivable		9,878,924
Securities owned, at fair value		308,318
Securities not readily marketable, at fair value		533,890
Right of use asset		1,373,186
Furniture, equipment and leasehold improvements, net		643,670
Prepaid expenses		1,264,747
Other assets		226,318
Total assets	$	37,341,656

Liabilities and Partners' Capital

Liabilities

Accrued expenses and other liabilities	$	16,911,211
Lease liability		1,635,624
Total liabilities		18,546,835
Partners' capital		18,794,821
Total liabilities and partners' capital	$	37,341,656

The accompanying notes are an integral part of this financial statement.

Belle Haven Investments, L.P.
Notes to Financial Statement
December 31, 2025

1. Organization and Nature of Business

Belle Haven Investments, L.P. (the "Company") is a registered investment advisor under the Investment Advisers Act of 1940 (the "Act") and is exempt from Rule 204-2(b) under the Act in that it does not have custody or possession of funds or securities of customers. The Company is also a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority("FINRA"), specializing primarily in U.S. government, municipal, debt, and equity securities.

The Company operates under a clearance agreement with another broker whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits), as defined in the clearance agreement.

2. Summary of Significant Accounting Policies

Securities Transactions
Securities transactions and the related revenues and expenses are recorded on the trade date as if they had settled. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Securities are carried at fair value.

Revenue Recognition
The Company adopted Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606) ("ASU 2014-09") effective January 1, 2018 using the full retrospective approach. All revenue is presented subsequent to adoption of Topic 606.

Investment Management Fees
The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. Management fees receivable are periodically evaluated for collectability under the current expected credit loss model based on historical experience with clients, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. At December 31, 2025, there is no allowance for doubtful accounts. At December 31, 2025, management fees receivable was $9,878,924. Management fees receivable at January 1, 2025 was $8,239,153.

Use of Estimates
The preparation of the financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line

2. Summary of Significant Accounting Policies (continued)

method over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements.

Income Taxes
As a partnership, the Company is not liable for federal or state income taxes. Each partner is responsible to report separately his or her distributive share of partnership income or loss to tax authorities. It is currently anticipated that amounts to be withdrawn by the partners to meet their income tax liabilities will not significantly affect the financial condition of the Company.

As of December 31, 2025, the Company elected to pay the New York State Pass-Through Entity Tax ("PTET"). The Company monitors any changes in the tax laws and regulations of its jurisdiction that may impact its PTET elections and payments on behalf of its partners. These changes in tax laws and regulations that may impact the Company's tax position are evaluated and considered in determining the appropriate accounting treatment for PTET payments in the financial statement. The Company has elected to pay state income taxes at the entity level on behalf of its partners via the applicable state's PTET regime, in New York State. Additionally, the Company makes composite tax payments to certain states on behalf of its partners. For financial statement purposes, the state PTET payments and the state composite tax payments are accounted for as distributions to the partners. For federal income tax purposes, PTET payments are deducted on the Company's federal return, which reduces taxable income allocated to the partners for reporting on their federal income tax returns.

Accounting standards related to accounting for uncertainty in income taxes apply to all entities, including pass through entities such as the Company. These standards provide guidance for how certain tax positions should be recognized, measured, presented, and disclosed in the financial statement. Management has concluded that there is no impact on the Company's financial statement as a result of these standards. The tax years that remain subject to examination by taxing authorities are 2022, 2023, and 2024.

Accrued Expenses and Other Liabilities
Bonus accruals are combined with accrued expenses and other liabilities.

Guaranteed Payments to Partners
Guaranteed payments to partners that are intended as compensation for services rendered are accounted for as expenses of the Company rather than as distributions of partnership net income.

Cash Equivalents
The Company has defined cash equivalents as highly liquid investments purchased, with original maturities of ninety days or less. No cash equivalents were held at December 31, 2025.

3. Securities

At December 31, 2025, securities at fair value consists of the following:

	Owned
Corporate debt	$ 968
Stocks	307,350
	$ 308,318
Securities not readily marketable	$ 533,890

4. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions and investment advisory. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest or distribute profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

5. Fair Value Measurement

Accounting standards define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by accounting standards, are used to measure fair value. The Company measures and reports securities owned and securities sold, not yet purchased, at fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1   The inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at measurement date.

Level 2   The inputs are inputs other than quoted prices in active markets that are directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Belle Haven Investments, L.P.
Notes to Financial Statement
December 31, 2025

5. **Fair Value Measurement (continued)**

Level 3   The inputs are unobservable and mostly reflect the entity's own assumptions while utilizing the best information available and includes situations where there is little, if any, market activity for the investment.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2025.

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
Corporate debt	$ 968	$ -	$ 968	$ -
Stocks	307,350	307,350	-	-
Total	$ 308,318	$ 307,350	$ 968	$ -
Securities not readily marketable	$ 533,890	$ -	$ -	$533,890

The Company utilizes quoted market prices for its securities owned, when available. Instruments classified as Level 2 are valued using industry-standard models or other valuation methodologies calibrated to observable market inputs. These models consider various assumptions, such as the quoted market price of securities with similar duration and yield, time value, yield curve, default rates, discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, as well as other measurements.

Securities Not Readily Marketable
Due to inherent uncertainty in valuing the Company's securities that are not readily marketable, the values determined by management may differ significantly from the values that would have been used had a ready market for these assets existed. The valuation of a nonpublic investment requires significant judgement by management due to the absence of quoted market values, inherent lack of liquidity and the long-term nature of such assets. Valuations are reviewed periodically utilizing available market data and additional factors to determine if the carrying value of these investments should be adjusted.

The following table summarizes the quantitative inputs and assumptions used for items categorized in Level 3 of the fair value hierarchy as of December 31, 2025:

Belle Haven Investments, L.P.
Notes to Financial Statement
December 31, 2025

5. **Fair Value Measurement (continued)**

Financial Assets	Fair Value	Valuation Techniques	Unobservable Inputs	Ranges (Weighted Average)
Convertible Promissory Note - Private Company	$ -	Liquidation approach	N/A	N/A
LP Interest	$ -	Liquidation approach	N/A	N/A
Private Company's Preferred and Common Stock	$ 458,890	Recent financial round	N/A	N/A
Private Company's Promissory Note	$ 75,000	Recent financial round	N/A	N/A

The following table discloses a reconciliation of investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2025:

	Securities, Not Readily Marketable
Beginning balance, January 1, 2025	$ 458,890
Purchases	75,000
Ending balance, December 31, 2025	$ 533,890

It is the policy of the Company to recognize transfers between levels at year end. There were no transfers between Level 1, 2, or 3 during the year.

6. **Furniture, Equipment and Leasehold Improvements**

Furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$ 1,677,606
Leasehold improvements	707,171
	2,384,777
Accumulated depreciation and amortization	(1,741,107)
	$ 643,670

7. **Receivable from Clearing Broker, net**

The receivable from clearing broker, net consists of the following:

Unrestricted cash receivable from clearing broker	$	5,043,030
Required deposits with clearing broker		100,000
	$	5,143,030

8. **Net Capital Requirements**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital to the greater of either $100,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2025, the Company had net capital, as defined, of $14,478,150 which exceeded its required net capital of $1,144,910 by $13,333,240. At December 31, 2025, the Company had aggregate indebtedness of $17,173,649. The ratio of aggregate indebtedness to net capital was 1.19 to 1.

9. **Commitments and Contingencies**

Litigation and Regulatory Matters
From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on its cash flow, results of operations or financial position.

10. **Right of Use Asset and Lease Liability**

In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. On January 1, 2019, the Company adopted the new standard under a modified retrospective approach and elected to apply an available practical expedient allowing the carry-over of historical lease determination and lease classification conclusions.

As of June 1, 2015, the Company entered into a lease for its office premises. On July 11, 2022, the Company signed an amendment to extend the lease for the current premises and occupy additional space that expires on May 31, 2030, and provides for a renewal option for one five-year term. The Company paid $23,880 as a security deposit, which is included in other assets on the statement of financial condition.

The Company is obligated under one non-cancelable motor vehicle lease agreement which expires March 2028.

The Company is obligated under four separate equipment lease agreements which expire August 2026, December 2027, January 2028 and February 2030.

10. Right of Use Asset and Lease Liability (continued)

In accordance with the guidance, the Company has recognized on its statement of financial condition as of December 31, 2025, a right of use asset of $1,373,186, and a lease liability of $1,635,624. The present value of the office lease was determined by using the incremental collateralized borrowing rate at January 1, 2019 of 6.0%. The present value of the motor vehicle and equipment leases was determined by using the implicit interest rates associated with each lease.

Maturities of the lease liabilities are as follows:

Year Ending December 31		
2026	$	438,160
2027		435,369
2028		409,302
2029		407,588
2030		169,766
Total		1,860,185
Less: imputed interest		(224,561)
Total	$	1,635,624

11. 401(k) Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees and provides for participants to defer salary up to maximum statutory limitations. The Company does not match employee deferrals.

12. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company, as a part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices. No short positions were held by the Company at December 31, 2025.

The Company transacts its business with customers located throughout the United States.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposits at a bank. Accounts are insured by the Federal Deposit Insurance Corporation

12. **Off-Balance Sheet Risk and Concentration of Credit Risk (continued)**

("FDIC") up to $250,000. At December 31, 2025, the bank balance exceeds the FDIC limit by $17,469,573.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits at a clearing firm. The accounts at the clearing firm contain cash and securities.

13. **Related Party Transactions**

The Company has entered into an agreement with Belle Haven Aggressive Muni, LP (the "Partnership"), an affiliated entity, to provide certain investment management services to the Partnership. In exchange for services provided, the Company receives a quarterly management fee from the Partnership equal to approximately 1.25% annually of its capital account, payable quarterly. At December 31, 2025, $56,501 was included in management fees receivable in the statement of financial condition.

14. **Subsequent Events**

Management of the Company has evaluated events and transactions that have occurred since December 31, 2025, through the date of this report and determined that there are no material events that would require disclosures in the Company's financial statement.